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JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com CONFIDENTIAL January 24, 2014

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Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Ivette Leon, Assistant Chief Accountant

Christy Adams, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tarena International, Inc.

CIK No. 0001592560

Response to the Staff’s Comment Letter Dated January 17, 2014

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Ms. Leon and Ms. Adams:

On behalf of our client, Tarena International, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 17, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration

January 24, 2014

Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 10, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments.

Organizational Chart, page 4

1.	We note your response to comment 19 and that you have provided a list of your subsidiaries as exhibit 21. Please add disclosure to reference investors to the exhibit as showing a list of your subsidiaries and VIEs. Further, disclose in the exhibit the name of the subsidiary that operates the relevant school.

In response to the Staff’s comment, the Company has revised disclosure on pages 5 and 61 of the Revised Draft Registration Statement to reference investors to the exhibit showing the list of the Company’s subsidiaries and VIEs. The Company has also revised exhibit 21.1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Net Revenues

2.	We note your response to comment 33. Please expand your disclosure to provide more clarity about your students’ overall need for financial assistance and to what degree you intend to continue to assist through Chuangbang and any other forms of P2P lending.

January 24, 2014

In response to the Staff’s comment, the Company has revised disclosure on page 68 of the Revised Draft Registration Statement.

Principal [and Selling] Shareholders, page 126

3.	We note your response to comment 35. We note you will have a dual class structure prior to the completion of this offering where all of your currently outstanding preferred and ordinary shares will convert into Class B shares and where you will offer Class A shares under this registration statement. Please reference the definitional requirements of a foreign private issuer and tell us tell us how you intend to qualify.

Rule 405 of the Securities Act of 1933, as amended, provides the following:

“Foreign private issuer.

(1)	The term foreign private issuer means any foreign issuer other than a foreign government except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

(i)	More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

(ii)	Any of the following:

(A)	The majority of the executive officers or directors are United States citizens or residents;

(B)	More than 50 percent of the assets of the issuer are located in the United States; or

(C)	The business of the issuer is administered principally in the United States.”

The Company respectfully advises the Staff that the Company is a Cayman Islands exempt company. Therefore, the Company is a foreign issuer.

The Company currently has seven executive officers, namely Shaoyun Han, Suhai Ji, Ying Sun, Yi Li, Yinan Qi, Jiangyou Wang and

January 24, 2014

Xiaolan Tang. None of the executive officers of the Company is a United States citizen or resident. The Company currently has three directors, namely Shaoyun Han, Jianguang Li and Yang Zhang. None of the directors of the Company is a United States citizen or resident. The Company respectfully advises the Staff that the Company will be appointing independent directors to its board before the proposed initial public offering to be in compliance with applicable corporate governance rules. In changing the composition of the board, the Company will ensure that a majority of its directors are not United States citizens or residents.

The Company does not have any asset located in the United States.

The Company’s business is principally administered outside of the United States.

Because the Company (i) is a foreign issuer and (ii) does not meet any of the condition set forth in Section (1)(ii) of the definition of foreign private issuer under Rule 405, the Company is a foreign private issuer as defined in Rule 405.

Note 1. Description of Business, Organization, Basis of Presentation and Significant Concentrations and Risks

Note 1(b) Organization, page F-7

4.	We also note from your response to comment 40 that you are not yet in a position to estimate the individual ownership amounts after consummation of the public offering. In this regard, we may have additional comments after you determine these amounts.

The Staff’s comment is noted. The Company confirms that it will provide the estimated percentage of ownership or beneficial voting interest of the directors, managers and legal representatives of Tarena International, Inc., Tarena Technologies, Inc. and Beijing Tarena immediately after the initial public offering and the conversion into Class B ordinary shares once such information becomes available.

January 24, 2014

Tarena International Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9. Related Party Transactions, page F-25

5.	We note your response to comment 59. Considering the relationships between Mr. Han, Chuangbang and the company, please help us understand why you have not presented the related assets and liabilities associated with the student loans in your consolidated balance sheet. In this regard, please help us to fully understand the relationships between Mr. Han, Chuangbang, the third-party lenders and the company by providing us with a robust description of the nature and extent of the purpose and design of the mechanisms underlying the student loan program. Describe who bears the legal liability to repay the third-party lenders, Mr. Han, Chuanbang, or both. Also please tell us more details about Chuangbang’s business and operations.

The Company respectfully advises the Staff that the Company has not presented the student loans receivables and the related obligations in its consolidated financial statements because the Company does not have the unconditional rights to the cash flows of the student loans receivables, nor the unconditional obligations to repay the student loan borrowings. The Company’s conclusion that it shall not present the student loans receivables and the related obligations in its consolidated financial statements was based on an evaluation and understanding of the nature, purpose and design of the mechanism underlying the student loan program and the Company’s involvement in the program as described below.

Details about Chuanbang’s business and operations

Chuanbang was established by Mr. Han in July 2011 and its primary activities involve person-to-person (P2P) agency services to borrowers who require financing or loans from non-traditional lending sources because the loans sought are too small or the borrowers’ risk profile does not meet the lending criteria of traditional banks (for example, lack of sufficient collateral or employment history). The formation of Chuanbang by its sole shareholder, Mr. Han, was to create a P2P platform to facilitate non-traditional lending between prospective borrowers and prospective lenders and the servicing of such loans. The Company did not participate in the design of Chuanbang when it was established. Under the terms of its business license and under PRC laws,

January 24, 2014

Chuanbang is prohibited from engaging in financial lending services. Chuanbang’s business activities do not restrict it from providing P2P agency services to borrowers other than the students of the Company.

Upon formation, Mr. Han capitalized Chuanbang by paying its registered capital (all of which was at risk) to ensure that Chuanbang has a level of financing sufficient to support its business purpose without additional financial support. Since its formation to present, Chuanbang has financed its activities without any subordinated financial support and there are no parties, other than Mr. Han, that absorb or receive the variability of the fair value of Chuanbang or of Chuanbang’s assets or operations.

Chuanbang purchases services from vendors, employees and other parties, including the leasing of office facilities in order to run its activities. As of September 30, 2013, Chuanbang had 32 employees. For the years ended December 31, 2012 and for the nine-month period ended September 30, 2013, Chuanbang generated approximately US$0.3 million (unaudited) and US$0.7 million (unaudited) in service fee revenues, respectively. Chuanbang’s employees primarily perform (i) credit evaluations on prospective borrowers and servicing loans. Chuanbang’s assets as of September 30, 2013 totaled US$0.3 million (unaudited), which primarily consisted of cash and office equipment and reflected the results of the entity’s activities as a P2P agency. Starting from August 2012, Chuanbang was engaged by Bank of Beijing Consumer Finance Company (“BOB CFC”) to perform credit evaluation on students who apply for student loans with BOB CFC and provide cash collection service on such loans. Starting from August 2013, Chuanbang was also engaged by the Company to provide cash collection service on the Company’s accounts receivable. As disclosed on page 102 of the Revised Draft Confidential Submission, Chuanbang has ceased to offer P2P services to the Company’s students enrolled since January 1, 2014.

Description of the nature and extent of the purpose and design of the mechanisms underlying the student loan program.

The following is a step by step analysis of the student loan program

January 24, 2014

Step 1

Prospective student borrowers provide to Chuanbang information such as their personal identification, employment and credit history, education background and other relevant information. Chuanbang’s employees perform credit checks on the borrowers and screen out unqualified student borrowers based on the information provided.

Step 2

Chuanbang maintains a list of prospective individual lenders, none of whom are related parties of Mr. Han or the Company, which was primarily compiled through Mr. Han’s connection with wealthy individuals who are interested in lending money to students and at the same time earning a higher rate of return than traditional bank deposits. Each prospective individual lender enters into an engagement contract with Chuanbang to search for and identify qualified borrowers.

Step 3

Once a prospective student borrower is identified as a qualified and suitable borrower, Chuanbang notifies the prospective individual lender who will decide whether he or she is willing to fund the loan. If the individual lender agrees to fund the loan, three agreements, namely a loan agreement, an assignment agreement and a cash collection service agreement, are entered into concurrently with each other.

Step 4

A loan agreement is entered into between Mr. Han and the student borrower. Under PRC laws and regulations, a person to person loan is permitted but a company to person loan is restricted, unless the company has the relevant business license. As discussed above, Chuanbang does not have a lending service business license.

Concurrently, and in contemplation with the loan agreement, Mr. Han enters into an assignment agreement with the individual lender to fund the loan amount. The assignment agreement contains the same material terms as in the abovementioned loan agreement, including name and information of borrower, loan amount and term of the loan. The student borrower is notified by Chuanbang about the assignment agreement and relevant lender who funded his/her loan. Under PRC laws and regulations, the combination of the loan agreement and the assignment agreement results in the following:

(1)	the individual lender receiving the unconditional right to pledge or exchange the student loan receivable he/she funded;

January 24, 2014

(2)	the student becoming the primary obligor to the third-party lender and bearing the unconditional legal obligations to repay the third-party lenders. Neither Mr. Han nor Chuanbang will bear the liability to repay the third-party lender for any reasons, including default by the student. In the event of a student default on the repayment of the loan, the Company, serving as the guarantor of the student loan held by the third-party individual lenders, will be responsible for paying the third-party individual lender directly. The Company would then have recourse against the students; and

(3)	the loan agreement between Mr. Han and the student borrowers have been transferred to the third-party individual lenders.

Step 5

In contemplation of entering into the loan and assignment agreements, Chuanbang enters into a cash collection service agreement with the individual lender that specifies the details about how Chuanbang services the student loans. The service agreement also refers to the loan agreement between Mr. Han and the respective student borrower, which is made available to the third-party individual lender. Chuanbang services the student loans by processing the monthly loan repayments from the student borrowers (received through a designated bank account opened in the name of Mr. Han) and then forwarding those payments to the third-party individual lenders (through a designated bank account opened in the name of Mr. Han). The difference between the interest rate specified in the loan agreement and the assignment agreement (the interest spread) is retained by Chuanbang in consideration of the servicing cost of the loan as well as the agency services it provided to the borrower and the lender. Although Chuanbang has control over the bank designated account opened in the name of Mr. Han, the monthly cash receipt from the student and the subsequent disbursement of the net amount to the lender are made via such designated bank account due to PRC law requirements restricting Chuanbang from receiving and disbursing cash in a lending transaction.

January 24, 2014

Conclusion:

Based on the Company’s understanding and evaluation of Chuanbang’s business activities and the transactions it has entered into as described above, the Company concluded that it has no unconditional rights to the cash flows of the student loans receivables held by the lender nor the unconditional obligations to repay the student loan borrowings to the lender.

In addition, the Company concluded that in substance Chuanbang (including Mr. Han) is not the principal in the student loan program (that is, as the lender to the student borrower and as the seller of the student loan receivable to the third-party lender) and therefore Chuanbang has not recorded the student loan receivables and the related obligations on its accounts. The following factors were considered in this determination:

(i)	At the time the loan agreement and assignment agreement are entered into, both parties (the borrower and the lender) are aware that each of Mr. Han and Chuanbang is only acting as an agent to the transaction. The borrowers are informed at the outset and at time of entering into the loan agreement with Mr. Han that the lender is a third-party lender (and not Mr. Han, Chuanbang, or the Company). At the same time, when the assignment agreement is entered into, the individual lender is informed that the primary obligor of the loan is the student, and not Mr. Han, Chuanbang, or the Company and the student is notified that the lender is the individual lender;

(ii)	As discussed above, Mr. Han entering into the loan agreement lacks substance given Mr. Han or Chuanbang does not have the capacity or financial resources to originate and fund the loan. In addition, Chuanbang is restricted by law from being engaged in financial lending services. Chuanbang is merely acting as a loan agent in the transaction. The loan agreement and assignment agreement were entered into in contemplation of each other to facilitate the transaction between the borrower and the lender and for the purpose of Chuanbang earning a fee for the transaction and the servicing of the loan.

The Company also evaluated whether the above conclusion would be different, to the extent Chuanbang (with Mr. Han acting on Chuanbang’s behalf) was considered the principal in the student loan transaction based on the form of the transaction. The Company concluded it would be the same. Under PRC laws and regulations, the Company

January 24, 2014

determined that the student loan agreement between Mr. Han and the student that has been assigned to the individual lender (i) is beyond the reach of Chuanbang and its creditors, even in bankruptcy or other receivership; (ii) the individual lenders have the right to pledge or exchange the assets they received and there is no condition constraining the individual lenders from taking advantage of their rights to pledge or exchange the student receivable and (iii) Chuanbang does not have or maintain any effective control over the student loans.

6.	Please tell us how you considered ASC 810-10-25-21 and 22 to determine if Chuanbang or some other entity could be considered a variable interest entity with respect to the student loan program.

The Company respectfully advises the Staff that it has considered the guidance in ASC 810-10-25-21 and 22 (the VIE Model) to determine if Chuanbang or some other entity could be considered a variable interest entity with respect to the student loan program. The analysis consisted of (A) which interests are variable interests in Chuanbang and whether the Company has a variable interest in Chuanbang. (B) To the extent the Company has a variable interest in Chuanbang, whether Chuanbang is a VIE and, (C) to the extent Chuanbang is a VIE, whether the Company is the primary beneficiary. The Company determined that the other parties associated with the student loan program (that is, Mr. Han and the third-party individual lenders who funded and are holders of the student loans) are “individuals” and not “legal entities” as defined in the ASC 810-10-20 Glossary. Accordingly, the VIE Model was not applied to Mr. Han and those third-party individual lenders.

In accordance with ASC 810-10-25-22, the variability that was considered in which interests are variable interest and whether the Company has variable interest in Chuanbang was based on an analysis of the design of the Chuanbang in the following steps:

Step 1: Analyze the nature of the risks in Chuanbang

The risks which were considered in Step 1 include (i) credit risk; (ii) interest rate risk; (iii) foreign currency exchange risk; (iv) commodity price risk; (v) equity price risk; and (vi) operations risk.

Step 2: Determine the purpose(s) for which Chuanbang was created and determine the variability (created by the risks identified in Step 1) Chuanbang is designed to create and pass along to its interest holders

January 24, 2014

Based on the evaluation of Chuanbang’s business model and operations, including the assets it holds (as described in response to Staff comment 5), the Company determined that Chuanbang was designed to be subject to operations risk and loan servicing volume and price risks (“Operations Risk”). Specifically, these risks include the risk of (i) no servicing fee generated if the students default on repayment of the loans held by the third-party individuals, (ii) lower servicing fee due to less volume of loans serviced, and (iii) the pricing does not compensate for the cost of servicing the loan. Chuanbang was not created to be subject to and currently is not subject to credit risks, interest rate risk, foreign currency risk, commodity price risk or equity price risks. Chuanbang holds no assets, liabilities or contracts (for example, loans, investments or bonds subject to these risks), that would create variability in the value of its business.

The variability associated with Operations Risk is designed to be solely absorbed by the equity investor of Chuanbang, Mr. Han. There are no other interest holders that absorb the variability associated with the Operations Risk. The Company has no explicit or implicit variable interests that absorb any risk or cause such risk to be transferred to the Company. The Company’s guarantee of the student loans is not considered a variable interest it holds in Chuanbang or of its specified assets since the role of the guarantee does not transfer any portion of risks from the equity holder of Chuanbang to the Company. That is, to the extent there is a student default of the loan, the Company does not compensate Chuanbang for the loss of service fees it would have earned on servicing the loan or any related assets or liabilities. As a result, the Company concluded it has no variable interest in Chuanbang or on any of its assets and liabilities.

Based on the above, the Company believes that it holds no variable interest in Chuanbang. The Company further believes that Chuanbang is not a variable interest entity, because it does not meet any of the characteristics of a variable interest entity. Specifically, the Company believes that the equity provided by Mr. Han is sufficient to permit Chuanbang to finance its operations and activities without any subordinated financial support. Since its formation to present, Chuanbang has financed its activities without any subordinated financial support. Mr. Han funded all the equity interest of Chuanbang using his own personal cash assets. Mr. Han controls Chuanbang through his 100% voting interests in Chuanbang. As a result, Mr. Han receives all the expected residual returns and absorbs all the expected losses of Chuanbang.

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Therefore, the Company believes that Chuanbang is not subject to consolidation as a variable interest entity since it neither holds a variable interest in Chuanbang nor is Chuanbang considered a variable interest entity.

Note 1(a) Organization, page F-43

7.	We note your response to comment 64. You state that you expect to complete the transfer of the remaining learning center operations of Tarena Entities to other subsidiaries of Tarena International by the end of 2013. Please revise to provide a current status of the transfers as of December 31, 2013.

The Company respectfully advises the Staff that the transfer of the remaining learning center operations of Tarena Entities has been completed by the end of 2013. The Company will include such disclosure in its consolidated financial statements as of and for the year ended December 31, 2013, which will be filed in the next round of submission.

January 24, 2014

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen (SGP), Francis Duan, by telephone at +86-10-8508-7802, or by email at francis.duan@kpmg.com, or the filing review partner at KPMG Huazhen (SGP), David Kong, by telephone at 86-10-8508-7033, or by email at david.kong@kpmg.com. KPMG Huazhen (SGP) is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Shaoyun Han, Chairman and Chief Executive Officer, Tarena International, Inc.

Suhai Ji, Chief Financial Officer, Tarena International, Inc.

David Kong, KPMG Huazhen (SGP)

Francis Duan, KPMG Huazhen (SGP)

David Roberts, O’Melveny & Myers LLP

Ke Geng, O’Melveny & Myers LLP